X-Treme Investments, Inc.
1401 West Fort Street No. 311082
Detroit, Michigan 48231

January 2, 2014

Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	X-Treme Investments, Inc. Registration Statement on Form S-1 Filed August 12, 2013 File No. 333-190573

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated September 9, 2013, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1. Please note that in discussing the definition of a “blank check” company in the adopting release, the Commission stated that it would “scrutinize offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Response: The registrant is not a “blank check” company. We have made extensive changes throughout the registration which expand upon the discussion of the registrant’s business.

2. Please revise your disclosure, as appropriate, to clarify your intended business. On page 4 you state that your principal business objective is the “acquisition, development, and operations services of companies that will provide services and solutions in diverse industries.” On page 19, you state that your principal business objective is the “acquisition, development, lease, and management of commercial and residential performing and non-performing real estate assets and businesses.” In Note 1 to your financial statements you indicate you develop proprietary software.

Response: We have made extensive changes throughout the registration statement to clarify the registrant’s business and to remove any inconsistencies.

3. In connection with the preceding comment, to the extent you intend to invest in real estate, please advise why you have not filed on Form S-11. To the extent it is appropriate to file on Form S-11, please do so with your next amendment. Further, please ensure that you provide the disclosure required by Industry Guide 5. Please refer to the Division’s Disclosure Guidance Topic No. 6 for guidance. If instead, you intend to focus on acquiring other businesses, please disclose whether you intend to target particular businesses initially, whether you intend to focus on a particular geographical location initially, and the experience you have in providing these types of services based on the businesses targeted and the targeted locations.

Response: The registrant is not a real estate investment trust. Real estate investment opportunities may be only one aspect to the registrant’s business. Not the main one. Form S-11 would not be appropriate.

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4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no written or research reports as above requested.

Cover page

5. We note your disclosure that you will bear all the expenses in connection with this registration statement. We note that you do not have sufficient cash flow from operations to finance these expenses. Please advise how you intend to finance the expenses, or revise.

Response: We have made the appropriate revision to the cover page.

6. Please clarify that this is a best efforts offering and, if accurate, that your officer will not receive any compensation for offering or selling your securities. Additionally, please provide the disclosure requested by Item 501 of Regulation S-K. Please make similar revisions to your “Plan of Distribution” section on page 36.

Response: We have made the appropriate revisions to the cover page and have provided the requested disclosure throughout the registration statement.

7. Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Response: We have made the appropriate revisions to the cover page and have provided the requested disclosure throughout the registration statement.

We are an Emerging Growth Company, page 5

8. We note your disclosure on page 6 states: “Since X-Treme Investments is not currently in registration, we intend to scale back our disclosure. In addition, we are asking for confidential treatment with respect to our registration statement.” We note that this registration statement was filed publicly and therefore confidential treatment is not available. Please remove this statement.

Response: We have removed the comment about asking for confidential treatment.

9. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Response: We feel that we have already adequately discussed “emerging growth company,” as defined in the Jumpstart Our Business Startups Act on page 3 of the registration statement.

Risk Factors, page 8

10. Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response: We feel that the Risk Factors discussion is adequate and do not need any further discussion.

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Our business strategy is unproven ..., page 8

11. We note your reference in the second sentence to existing consulting business revenue. It does not appear that you have an existing source of revenue. Please revise, as appropriate, to clarify this. Please make similar revisions to your other risk factors as appropriate.

Response: We have made the appropriate revisions and have provided the requested disclosure throughout the registration statement.

Risks Relating to Our Stock, page 11

Anthony Pass more currently owns directly and indirectly 100 percent ..., page 11

12. Please expand this risk factor to disclose that Mr. Passmore, as a result of his ownership percentage, may have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Response: The requested revisions have been made.

Use of Proceeds, page 17

13. Please explain the difference between “General Operations” and “Working Capital.” Additionally, please revise your disclosure to provide greater specificity regarding your intended use of proceeds.

Response: The requested revisions have been made.

Dilution, page 18

14. We note that the disclosure in the last paragraph of page 18 is inconsistent with the information disclosed in the dilution table on page 19 and the historical net tangible book value per share derived from your balance sheet. Please revise to correct these conflicts and to disclose the number of shares assumed to be issued in the offering for purposes of your presentation of dilution.

Response: The requested revisions have been made.

Business, page 19

Affiliated Property Manager, page 20

15. We note your disclosure that properties you purchase will be managed and leased by an affiliate. Please disclose the amount you intend to pay to the affiliated party. Please refer to Item 4 of Industry Guide 5. Additionally, please identify the individuals who work for you that will also work for your property manager.

Response: The requested revisions have been made, except that we do not believe that Industry Guide 5 is applicable.

16. Please clarify whether your property manager will perform services for other entities. Please add disclosure regarding this specific potential conflict of interest on page 29, as appropriate.

Response: The requested revisions have been made.

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Management’s Discussion and Analysis ..., page 21

Liquidity and Capital Resources, page 23

17. Please clarify how you expect to fund your operations for the next 12 months.

Response: The requested revisions have been made.

Management, page 25 Executive Officers and Directors ..., page 25

18. We note your disclosure that your “directors elect officers annually.” Please add a risk factor to address risks this may present.

Response: we do not believe that poses any material risk and no further disclosure is needed.

19. Please disclose how often directors will be up for election.

Response: That is already disclosed. See page 35 of the registration statement.

20. Please revise your disclosure regarding Mr. Passmore to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Response: We feel that Mr. Passmore’s experience, qualifications, attributes or skills are adequately discussed.

Summary of Cash and Certain Other Compensation, page 30

21. If contemplated, please provide disclosure regarding the amount you intend to pay to Mr. Passmore as compensation, including any equity plan, once you have sufficient funds.

Response: We have added a comment that we have not made any decision with respect to compensation for our officers and employees.

Financial Statements

22. Please update the financial statements and all related disclosures, including MD&A, in accordance with Regulation S-X Rule 8-08.

Response: The requested financial statements have been added.

Part II. Information Not Required in the Prospectus, page 41

Item 15. Recent Sales of Unregistered Securities, page 41

23. Please disclose the amount paid for the unregistered securities. Please refer to Item 701(c) of Regulation S-K. Since the shares were sold to Mr. Passmore, include similar disclosure on page 31.

Response: The requested revisions have been made.

Item 16. Exhibits and Financial Schedules, page 42

24. We note that you have incorporated Exhibit 11.0 by referring to “material contained in the registration statement.” Please file the exhibit.

Response: The requested revisions have been made.

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Exhibit 5.0

25. We note the statement by counsel that: “We express no opinion with regard to the applicability or effect of the law of any jurisdiction other than, as in effect on the date of this letter, (a) the internal laws of the State of Nevada (based solely upon our review of a standard compilation thereof).” Please have counsel explain why the parenthetical statement is appropriate or remove the statement.

Response: The parenthetical statement has been removed from the legal opinion.

In addition, the Company acknowledges that:

●     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Anthony Passmore,
Chief Executive Officer

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